Form 12b-25
                   [As last amended in Release No. 34-3511,
                       December 19, 1994, 59 F.R.67752.]

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                                              SEC File Number
                                  FORM 12B-25                     0-6814
                                                               CUSIP Number
                          NOTIFICATION OF LATE FILING            911805 10 9
                                 (Check One):

     [X]Form 10-K and Form 10-KSB        [ ]Form 20-F        [ ] Form 11-K
                   [ ]Form 10-Q and 10-QSB     [ ]Form N-SAR

      For Period Ended: May 31, 1998
      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition  Report on Form 10-Q
      [ ] Transition  Report on Form N-SAR
      For the Transition Period Ended:
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 Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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      If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates.

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Part I - Registrant Information
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Full name of Registrant       U.S. ENERGY CORP.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

                              877 NORTH 8TH WEST
City, State and Zip Code      RIVERTON, WY 82501


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Part II - Rules 12b-25(b) and (c)
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If the subject  report could not be filed  without  unreasonable  effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
   X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
____ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20- F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and ____ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative
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State below in reasonable  detail the reasons why Form 10-K,  20-F,  11-K, 10-Q,
N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

      The registrant on August 14, 1998 received a comment letter from the SEC staff on its Registration Statement on Form S-1, for which it is currently preparing responses. The registrant believes that certain responses to the comment letter will need to be incorporated into the May 31, 1998 Annual Report on Form 10-K. The registrant is attempting to finalize its comments during the first week of September, 1998 and intends to file the 10-K on or before September 13, 1998.




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Part IV - Other Information
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      (1) Name and telephone  number of person to contact in regard to this notification.

               STEPHEN E. ROUNDS, Special Counsel (303) 377-6997

      (2) Have all other periodic reports required under section 13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify reports(s).
                                                             [ X ]Yes   [  ]No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [  ]Yes   [  ]No

      Presently, the registrant cannot determine whether there will be any significant change in results of operations for fiscal 1998 compared to fiscal 1997.

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               U.S. ENERGY CORP.
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                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:     August 28, 1998                 By:    /s/   Robert Scott Lorimer
       -----------------------------          ----------------------------------
                                               ROBERT SCOTT LORIMER,
                                               VP Finance, Treasurer and
                                               Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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